INNOVATIVE SOLUTIONS AND SUPPORT, INC.

720 Pennsylvania Drive

Exton, Pennsylvania 19341

October 11, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20549

Attention:	Lauren Pierce
Re:	Innovative Solutions and Support, Inc. on Form S-3 (File No. 333-267595) filed September 23, 2022

Requested Date:	October 14, 2022
Requested Time:	9:00 AM Eastern Time

Ladies and Gentlemen:

Innovative Solutions and Support, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statement on Form S-3 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission.

The Registrant hereby authorizes Stephen Leitzell and Kenneth Winterbottom, both of whom are attorneys with the Registrant’s outside legal counsel, Dechert LLP, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Michael Linacre at (610) 646-9800, or in his absence, Mr. Leitzell at (215) 994-4000.

Sincerely,

INNOVATIVE SOLUTIONS AND SUPPORT, INC.

By:	/s/ Michael Linacre
Michael Linacre
Chief Financial Officer

cc	Shahram Askarpour, Director & Chief Executive Officer
Innovative Solutions and Support, Inc.

Stephen Leitzell, Esq.
Kenneth Winterbottom, Esq.
Dechert LLP

[Signature Page to Company Acceleration Request Letter]